

08028546

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brecek & Young Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Iron Point Road, Suite 100
(No. and Street)

Folsom (City) California (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Martinez 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000 (Address) Kansas City (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brecek & Young Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Melisa K. Jones
Notary
My Comm Expires
3/20/2010
Public
State of Kansas

Notary Public

Signature

Richard Martinez

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Brecek & Young Advisors, Inc. (An Indirect Wholly Owned
Subsidiary of Security Benefit Mutual Holding Company)
SEC File Number: 8-49022
December 31, 2007
With Report of Independent Registered Public Accounting Firm

0802-0917661

Brecek & Young Advisors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Brecek & Young Advisors, Inc.

We have audited the accompanying statement of financial condition of Brecek & Young Advisors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 27, 2008

Brecek & Young Advisors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2007
(In Thousands)

Assets		
Cash and cash equivalents	$	4,238
Deposit with clearing broker		50
Receivables:		
Commissions receivable		4,064
Due from affiliates		50
Other receivables		774
Property and equipment, net of accumulated depreciation of $836		179
Goodwill		15,922
Intangible assets, net of accumulated amortization of $2,204		2,264
Other assets		665
Total assets	$	28,206
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	3,367
Income taxes payable		387
Deferred income tax liability, net		56
Accounts payable		660
Accrued expenses		448
Total liabilities		4,918
Stockholder's equity:		
Preferred stock		–
Common stock		1
Additional paid-in capital		27,027
Accumulated deficit		(3,740)
Total stockholder's equity		23,288
Total liabilities and stockholder's equity	$	28,206

See accompanying notes.

Brecek & Young Advisors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Notes to Statement of Financial Condition

December 31, 2007
(In Thousands, Except Per Share Data)

1. Ownership and Nature of Business

Brecek & Young Advisors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is a California corporation and was incorporated on January 9, 1996. The Company is registered as an investment advisor pursuant to the Investment Advisors Act of 1940 and is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages primarily in the brokerage of mutual funds and variable annuities. The Company is an introducing broker/dealer in that it holds no securities for the account of customers and clears customer trades on a fully disclosed basis with the clearing broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

The Company receives commissions related to the selling of third-party and affiliated mutual funds and annuity products. Additionally, the Company receives advisory fees related to the management of client investments. These commissions and advisory fees are recognized as revenue when earned.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and investments in money market mutual funds to be cash equivalents.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Deposit With Clearing Broker

National Financial Services Corporation (NFSC) requires $50 on deposit in an escrow account to engage its services. NFSC is a broker and dealer registered with the SEC and engages in the business of executing and clearing transactions and carrying the accounts of brokers and dealers and their customers.

Commissions Receivable

Commissions receivable represent amounts due from third parties and affiliates in connection with the sales of mutual funds and annuity products. Commissions receivable are deemed to be fully collectible, and thus, no allowance for doubtful accounts was recorded at December 31, 2007.

Property and Equipment

Property and equipment, including furniture and fixtures, data processing hardware, and related systems, are recorded at cost, less accumulated depreciation. The related provisions for depreciation are computed using the straight-line method over the estimated lives of the assets, which generally range from three to seven years.

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007, and has completed a review and evaluation in connection with the adoption of FIN 48 and has determined no additional tax liability is required and no additional disclosures are needed as of December 31, 2007.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, intangible assets meeting certain criteria are recognized apart from goodwill. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, the Company assesses, at least annually, whether its goodwill and intangible assets are impaired based on an evaluation of projected cash flows. If impairment exists, the amount of such impairment is calculated based on the estimated fair value of the assets.

(In Thousands, Except Per Share Data)

3. Other Receivables

Other receivables include the following at December 31, 2007:

Notes receivable	$ 234
Agent receivables	538
Other receivables	2
	$ 774

The notes receivable represent amounts due from agents, which generally bear interest rates ranging from 5.84% to 7.75% and mature during 2008 through 2009.

4. Property and Equipment

The following is a summary of property and equipment at December 31:

	2007
Data processing equipment	$ 549
Computer software	87
Furniture	147
Other	232
	1,015
Less accumulated depreciation	(836)
	$ 179

5. Goodwill and Other Intangible Assets

Intangible assets subject to amortization total $4,343 and include noncompetition agreements of $2,622 and representative development costs of $1,721. Amortization is calculated using the straight-line method over six to seven years, based on the estimated useful lives of the intangible assets. Accumulated amortization of $2,204, related to noncompetition agreements and representative development costs, was $1,248 and $956, respectively. An intangible asset attributable to broker/dealer licensing in the amount of $125 is not subject to amortization. As a

(In Thousands, Except Per Share Data)

5. Goodwill and Other Intangible Assets (continued)

result of the December 31, 2007, annual impairment test, the Company determined that the fair value of goodwill and other intangible assets exceeded the carrying value and that no impairment exists.

The estimated amortization for intangible assets subject to amortization for the years ending December 31 are as follows:

2008	$ 661
2009	661
2010	566
2011	251
	$ 2,139

6. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for substantially all of its employees. The Company matches 100% of employee contributions up to the first 3% of compensation and 50% of the next 2% of compensation.

7. Income Taxes

Deferred income taxes consist of the following as of December 31, 2007:

Deferred income tax liabilities	$ 110
Deferred income tax assets	(54)
Net deferred income tax liabilities	$ 56

The principal temporary differences arise from property and equipment, goodwill, acquired intangible assets, and certain accrued liabilities.

(In Thousands, Except Per Share Data)

8. Lease Commitments

The Company has entered into various operating lease agreements on property and equipment. The leases contain escalation clauses which vary, but average at a rate of 3%. Aggregate future lease commitments under noncancelable operating leases with terms in excess of one year are as follows:

2008	$ 667
2009	684
2010	677
2011	579
2012	50
	$ 2,657

The Company subleases a portion of its office facility under noncancelable operating leases. The expected future minimum rents to be received are as follows:

2008	$ 133
2009	113
2010	96
	$ 342

9. Related-Party Transactions

On April 14, 2004, the Company and its shareholders entered into an Agreement and Plan of Merger (the Merger Agreement) with SBC. The Merger Agreement was amended and consummated on August 12, 2004. SBC acquired all of the outstanding Class A and Class B common stock from the shareholders with cash and deferred purchase payments over a five-year period. SBC also owns all the preferred stock issued and outstanding.

In accordance with the Merger Agreement and subsequent to the merger, the Company established a cash bonus award for the Company's top producing representatives and certain key employees, as well as various employment agreements as more fully described in Note 10.

(In Thousands, Except Per Share Data)

10. Contingencies

In accordance with the Merger Agreement, the Company established and maintains a cash bonus award for the Company's top producing representatives and certain key employees. They will, in the aggregate, be entitled to receive an "annual cash bonus amount" on the first, second, third, fourth, and fifth anniversaries of the closing date (August 12, 2004), pursuant to a formula defined in the Merger Agreement based on the trailing 12-month earnings before taxes for the 12-month period ending on the anniversary dates, with certain reductions determined by the formula.

Additionally, in accordance with the Merger Agreement, the Company offered stay-pay arrangements with certain eligible key employees contingent upon the key employees continuing employment with the Company. The maximum aggregate amount payable under these compensation arrangements is $610 with 10% of the total amount for each employee to be paid by the Company to the employee either semiannually or annually from August 12, 2005 through August 12, 2008. The remaining 60% of the total amount will be paid on the fifth anniversary of the closing date (August 12, 2009) according to schedules outlined between each employee and the Company and if such employee is employed by the Company on each applicable payment date. The Company is accruing the expense of $610 ratably over the five-year period ending August 12, 2009.

At December 31, 2007, $172 is included in accrued expenses in the statement of financial condition, reflecting the combined financial impact of the cash bonus and stay-pay agreements.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(In Thousands, Except Per Share Data)

10. Contingencies (continued)

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

11. Preferred Stock

On November 23, 2004, 10,000 shares of Series A voting preferred stock were authorized and issued, and on April 4, 2005, 15,000 shares of Series B voting preferred stock were authorized and issued. On March 31, 2006, and July 31, 2006, 3,500 and 4,000 shares of Series C voting preferred stock were authorized and issued, respectively. On July 31, 2007, 7,500 shares of Series C voting preferred stock were authorized and issued. These shares of preferred stock (Series A, Series B, and Series C) were issued to SBC. All series of preferred stock rank senior to Class A voting common stock and Class B nonvoting common stock with respect to dividend rights and rights on liquidation, dissolution, and winding up. The liquidation preferences for Series A, B, and C were $1,248, $1,838, and $1,630, respectively, as of December 31, 2007. Dividends accrue at 7.20% on the Series A preferred stock, 7.48% on the Series B preferred stock, 8.32% on the March 31, 2006, Series C preferred stock, 8.45% on the July 31, 2006, Series C preferred stock, and 8.02% on the July 31, 2007, Series C preferred stock of the initial liquidation value ($100) of each share from the date of issuance to the date on which the liquidation value has been paid in full. Accrued dividends are payable on the last business day of each quarter. Unpaid dividends accrue and accumulate on each dividend payment date but are not recorded in the statement of financial condition until declared. Unpaid and undeclared dividends at December 31, 2007, were $716. The preferred stock does not have any redemption requirements.

(In Thousands, Except Per Share Data)

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

As of December 31, 2007, the Company had net capital of $2,673, which was $2,337 in excess of its required net capital of $336. The Company's ratio of aggregate indebtedness to net capital was 1.9 to 1 at December 31, 2007.

END